UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission file number: 001-42952

Phaos Technology Holdings (Cayman) Limited

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

55 Ayer Rajah Crescent #05-05,

Singapore 139949

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

Phaos Technology Holdings (Cayman) Limited (the “Company”) is filing this report on Form 6-K to furnish its unaudited condensed consolidated interim financial statements for the six months ended October 31, 2025.

Attached as exhibits to this report on Form 6-K are:

(1)	the unaudited condensed consolidated interim financial statements and related notes as Exhibit 99.1
(2)	management’s discussion and analysis of financial condition and results of operations as Exhibit 99.2

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this report of foreign private issuer with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to: substantial doubt about the Company’s ability to continue as a going concern; the Company’s history of operating losses and accumulated deficit; the Company’s limited operating history and early stage of development; the Company’s reliance on a limited number of customers and suppliers; geographic concentration of the Company’s revenue in Singapore; the Company’s ability to successfully execute its capital raising strategy; the Company’s reliance on key management personnel and major shareholder funding; product and service demand and acceptance; changes in technology; economic conditions; the impact of competition and pricing; government regulation; and other risks described in the Company’s registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited condensed consolidated financial statements and related notes
99.2	Management’s discussion and analysis of financial condition and results of operations

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2026	/s/ Gan Hong Loon
Gan Hong Loon Interim Chief Executive Officer

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